UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                         No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

PRESS RELEASE

Veolia Water to appeal ruling in the proceeding relating
to RWE’s sale of its shares in Berliner Wasserbetriebe

Paris, 31 May 2012._ Veolia Water has announced its intention to appeal a Berlin court’s decision not to issue a preliminary injunction against the sale by RWE of its shares in Berliner Wasserbetriebe. On May 30, 2012, the court decided against Veolia Water’s motion for an injunction.

Veolia Water stated: “We still believe that RWE cannot sell its shares in Berliner Wasserbetriebe as planned without our consent. Therefore, we will file an appeal against the decision made on May 30, 2012. Nevertheless, it is necessary that all parties involved seek as soon as possible a reasonable and quick, and above all acceptable and legally binding, solution for RWE’s exit from its stake in Berliner Wasserbetriebe. As ever, Veolia Water is willing to negotiate and hopes to make rapid progress.”

***

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world’s major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 96,651 employees in 69 countries, Veolia Water provides water service to 103 million people and wastewater service to 73 million. Its 2011 revenue amounted to € 12.617 billion. www.veoliaeau.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Contact

Marie-Claire Camus	Sandrine Guendoul
Tel. + 33 (0)1 71 75 06 08	Tel. + 33 (0) 1 71 75 12 52
marie-claire.camus@veolia.com	sandrine.guendoul@veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 31, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer